Exhibit 99.1

Maxeon Solar Technologies Announces Philippe Costemale as New Chief Operating Officer

SINGAPORE, May 19, 2022 - Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN), a global leader in solar innovation and channels, today announced that Philippe Costemale will be joining the company in August to serve as its new Chief Operating Officer (COO). Costemale will be responsible for the global manufacturing organization, global operations, and supply chain activities, and as a senior member of the executive team he will report directly to CEO Jeff Waters. Philippe Costemale will succeed Dr Markus Sickmoeller, who will leave the company in September 2022 following an orderly transition of duties.

"We are thrilled to have Philippe join our leadership team at Maxeon. He has a great breadth and depth of manufacturing experience borne from managing volume factories across four continents, across high tech industries from energy to consumer," said Jeff Waters, CEO at Maxeon Solar Technologies. “Philippe will take the lead on continuing and ensuring Maxeon’s transformation, as we introduce new products, maximize factory utilization, and drive down costs.”

An industry executive with wide and varied knowledge in growing B2B business, Philippe Costemale brings over 20 years’ experience in smart manufacturing transformation, consolidating global and regional supply chains, and managing operations in Europe, Asia, and North and South America. Most recently, he has been the Vice President Global Manufacturing and Supply Chain for Technicolor based in Hong Kong. Before, he spent around 14 years at global manufacturing giant Jabil where, as GM for Europe, he led the business and operations, heading up a team of 11 GMs across Europe and boosting revenues to reach second in the market for electronic manufacturing services.

"I am very pleased to join the Maxeon team, which has tremendous advanced solar technology expertise, a very high-quality and reliability mindset and skilled staff, and a great track record of innovation and industry leadership in ESG," commented Philippe Costemale. "I look forward to working with Jeff and team to further consolidate Maxeon’s leadership position in the solar energy space, and to continue Powering Positive Change."

This appointment comes at a time of growth and expansion for Maxeon. The Company has recently unveiled Maxeon’s SunPower One complete home energy management experience and announced a global strategic partnership with AlphaESS to develop integrated clean energy solutions for residential customers. Costemale will be joining the Maxeon team at its Singapore Headquarters.

For more on the Maxeon’s full leadership team, visit www.maxeon.com/company/management-team.

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ:MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,400 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at www.maxeon.com, on LinkedIn and on Twitter @maxeonsolar.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the timing and the company's expectations of success in its expansion strategy in existing and in new markets. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time, including our Form 20-F, particularly under the heading "Item 3.D. Risk Factors." Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at www.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

© 2022 Maxeon Solar Technologies, Ltd. All Rights Reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit www.maxeon.com/trademarks for more information.

Investor Contact:
Robert Lahey
Robert.Lahey@maxeon.com
Mobile: +1 (202) 2461-872

Media Contact:
Anna Porta
Anna.Porta@Maxeon.com
Mobile: +39 345 7706205

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